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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.                                                  )*

InsWeb Corporation
(Name of Issuer)

Common
(Title of Class of Securities)

45809K103
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

                                ☐  Rule 13d-1(b)

                                ☐  Rule 13d-1(c)

                                ☒  Rule 13d-1(d)

                *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3/00)

CUSIP NO. 45809K103	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hussein A. Enan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,088,771

	6	SHARED VOTING POWER 41,250

	7	SOLE DISPOSITIVE POWER 1,088,771

	8	SHARED DISPOSITIVE POWER 41,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,130,021

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.0%

12	TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 45809K103	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Danielle S. Enan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 41,250

	6	SHARED VOTING POWER 1,088,771

	7	SOLE DISPOSITIVE POWER 41,250

	8	SHARED DISPOSITIVE POWER 1,088,771

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,130,021

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.0%

12	TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 45809K103	13G	Page 4 of 11 Pages

Item 1(a)                         NAME OF ISSUER:

                                                             InsWeb Corporation

Item 1(b)                        ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

                                                             c/o InsWeb Corporation

                                                             11290 Pyrites Way, Suite 200

                                                             Gold River, CA 95670

Item 2(a)                         NAME OF PERSON FILING:

                                                             (i)               Hussein A. Enan

                                                             (ii)              Danielle S. Enan

Item 2(b)                        ADDRESS OF PERSON FILING:

                                                             (i)               c/o InsWeb Corporation

                                                                                11290 Pyrites Way, Suite 200

                                                                                Gold River, CA 95670

                                                             (ii)              c/o InsWeb Corporation

                                                                                11290 Pyrites Way, Suite 200

                                                                                Gold River, CA 95670

Item 2(c)                         CITIZENSHIP:

                                                             (i)               Canada

                                                             (ii)              Canada

Item 2(d)                        TITLE OF CLASS OF SECURITIES:

                                                             Common Stock, $0.001 par value

Item 2(e)                         CUSIP NUMBER:

                                                             45809K103

Item 3                             If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing is a:

                                        (a)                 ☐               Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

CUSIP NO. 45809K103	13G	Page 5 of 11 Pages

                (b)           ☐            Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                (c)           ☐            Insurance company as defined in section 3(a)(19) of the Act

                                                (15 U.S.C. 78c).

                (d)           ☐            Investment company registered under section 8 of the Investment

                                                Company Act of 1940 (15 U.S.C. 80a-8).

                (e)           ☐            An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

                (f)            ☐            An employee benefit plan or endowment fund in accordance with

                                                § 240.13d-1(b)(1)(ii)(F);

                (g)           ☐            A parent holding company or control person in accordance with

                                                § 240.13d–1(b)(1)(ii)(G);

                (h)           ☐            A savings associations  as defined in Section 3(b) of the Federal Deposit

                                                Insurance Act (12 U.S.C. 1813);

                (i)            ☐            A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

                                                (15 U.S.C. 80a–3);

                (j)            ☐            Group, in accordance with § 240.13d–1(b)(1)(ii)(J).

Item 4                     OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class and securities of the issuer identified in Item I.

                                                (a)           Amount “beneficially” owned within the meaning of rule 13d-3:

                                                                (i)            1,130,021

                                                                (ii)           1,130,021

                (b)           Percent of class:

                                                                (i)            16.0% (based on 7,066,545 shares outstanding at 12/31/01)

                                                                (ii)           16.0% (based on 7,066,545 shares outstanding at 12/31/01)

                (c)           Number of shares as to which such person has:

(a)                          sole power to vote or direct the vote:

(i)                                     1,088,771

(ii)                                  41,250

(b)        shared power to vote or direct the vote:

(i)            41,250

(ii)           1,088,771

(c)         sole power to dispose or to direct the disposition of:

CUSIP NO. 45809K103	13G	Page 6 of 11 Pages

(i)                                     1,088,771

(ii)                                  41,250

(d)                         shared power to dispose or to direct disposition of:

(i)            41,250

(ii)           1,088,771

Item 5                     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                Not Applicable.

Item 6                     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                                                                Not Applicable.

Item 7                     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                                AS ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
                                HOLDING COMPANY

                                Not Applicable.

Item 8                     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                Not Applicable.

Item 9                     NOTICE OF DISSOLUTION OF GROUP

                                Not Applicable.

Item 10                   CERTIFICATIONS.

(a)                                  The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)                                 The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of

CUSIP NO. 45809K103	13G	Page 7 of 11 Pages

changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13D-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO. 45809K103	13G	Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002

/s/ Hussein A. Enan	/s/ Danielle S. Enan
Hussein A. Enan	Danielle S. Enan

CUSIP NO. 45809K103	13G	Page 9 of 11 Pages

Exhibit Index

EXHIBIT REFERENCE	DESCRIPTION

A	Agreement to Jointly File Schedule13G

CUSIP NO. 45809K103	13G	Page 10 of 11 Pages

Exhibit A

Agreement to Jointly File Schedule13(G)

CUSIP NO. 45809K103	13G	Page 11 of 11 Pages

AGREEMENT TO JOINTLY FILE SCHEDULE 13G

                AGREEMENT dated as of February 12, 2002 by and between Danielle S. Enan and Hussein A. Enan.

                WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

                NOW, THEREFORE, the undersigned hereby agree as follows:

                1.             The Schedule 13G with respect to InsWeb Corporation, to which this is attached as Exhibit A, is filed on behalf of Danielle S. Enan and Husssein A. Enan.

                2.             Danielle S. Enan and Hussein A. Enan are responsible for the completeness and accuracy of the information concerning such person contained therein.

                IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

February 12, 2002

/s/ Danielle S. Enan
Danielle S. Enan

/s/ Hussein A. Enan
Hussein A. Enan